UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 67147

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OTR Global Trading LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Manhattanville Road
(No. and Street)

Purchase	**NY**	**10577**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Del Johnson	**(914) 908-3960**	**del.johnson@otrglobal.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	**Whippany**	**NJ**	**07981-1070**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AFFIRMATION

I, <u>Del Johnson</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>OTR Global Trading LLC</u> as of <u>12/31/21</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO

Title



Notary Public

DENA M. GIRARD
NOTARY PUBLIC, State of New York
No. 01GI5020634
Qualified in Westchester County
Commission Expires Nov. 22, 20 25

OTR Global Trading LLC
Index
December 31, 2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
OTR Global Trading LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 2, 2022

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

OTR Global Trading LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	253,079
Prepaid expenses and other assets		9,696
Due from affiliate		2,431
	$	265,206

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and other liabilities	$	17,970
Total liabilities		17,970
Member's equity		247,236
	$	265,206

See accompanying notes to financial statement.

2

1.   **Organization and Business**

OTR Global Trading LLC (the "Company") is a Delaware Limited Liability Company and is wholly owned by OTR Global Holdings, II Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates in an agency capacity on a fully-disclosed basis, engaged in investment banking such as underwriting or selling group participant on a best efforts basis and private placements of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Fee Receivable
The Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company had no fees receivable at January 1, 2021 and December 31, 2021. The Company has not provided an allowance for credit losses at December 31, 2021.

Revenue Recognition
The Company earns revenue by way of transaction success fees. Revenue from services provided is recognized at the time there is persuasive evidence that the Company's performance obligations have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Generally, these fees are based on a contractually agreed upon fixed rate, applied as a percentage of the total amount raised as part of the transaction. No contracts were recognized in 2021 and there were no open contracts as of December 31, 202. The conclusion of the transaction is treated as the satisfaction of the performance obligation. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, Accounting for Income Taxes, prescribes accounting for and disclosure of uncertainty in tax positions. This statement defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company's net deferred income tax asset at December 31, 2021 arose from the net operating loss carryforward and differences in the book and tax methods of recording depreciation on fixed assets. The gross long term deferred income tax asset amounted to approximately $1,610,000 at December 31, 2020 which is offset with a complete valuation allowance resulting in net long-term deferred income tax asset amounting to $0 at December 31, 2021. The change in the valuation allowance from prior year was approximately $56,900. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will not realize the benefits of these deductible differences at December 31, 2021, therefore a full valuation allowance has been recorded against the deferred tax asset.

Net operating loss carryforward attributable to federal income tax is approximately $4,025,000 at December 31, 2021. These amounts begin to expire in 2031.

3. **Regulatory Requirements**

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $292,000 which was approximately $242,000 in excess of its minimum requirement of $50,000.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under paragraph 74.

4. **Related Party Transactions**

On April 1, 2017, the Company entered into a management and expense sharing agreement with an affiliated company, OTR Global LLC. OTR Global LLC will assume and be legally obligated to pay operating expenses of the Company for certain administrative expenses and the Company has no legal obligation to reimburse OTR Global LLC. No expenses were paid on behalf of the Company by OTR Global LLC in 2018. This agreement was effective through 2020.

The Company participates with an affiliated company, OTA Management LLC in healthcare benefit plans and at December 31, 2020 had no amount due to OTA Management LLC as there were no contributions made for the Company's employees.

5. **Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such financial institutions.

6. **Risks and Contingencies**

The COVID-19 pandemic has caused sever disruptions in the US and global economies and capital markets during 2020. The pandemic may also continue to materially and adversely impact the performance of the global economy and the Company's operations. Given the ongoing nature of the pandemic, it is currently not possible to determine the potential scale and scope of the ultimate effects on the global economy, capital markets, and the Company's operations.

7. **Subsequent Events**

The Company evaluated subsequent events and transactions that occurred after the statement of financial condition date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.